UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
                    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
                    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

Explanatory note
          This Report on Form 6-K contains, as exhibits, (i) a Press Release, dated February 4, 2010, of Deutsche Bank AG, announcing its results for the quarter and year ended December 31, 2009, (ii) presentations of Deutsche Bank’s senior officers, given at an analyst meeting and a press conference on February 4, 2010, and (iii) a Financial Data Supplement providing details of the results. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
          The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2009.
Exhibits
Exhibit 99.1: Deutsche Bank AG’s Press Release dated February 4, 2010.
Exhibit 99.2: Presentation of Dr. Josef Ackermann, Chairman of the Management Board, given at Analyst Meeting of February 4, 2010.
Exhibit 99.3: Presentation of Stefan Krause, Chief Financial Officer, given at Analyst Meeting of February 4, 2010.
Exhibit 99.4: Presentation of Dr. Josef Ackermann, Chairman of the Management Board, given at Press Conference of February 4, 2010.
Exhibit 99.5: 4Q2009 Financial Data Supplement.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
          By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our

SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
          This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders

Diluted earnings per share (target definition)	Diluted earnings per share

Total assets adjusted (pro forma US GAAP)	Total assets

Total equity adjusted	Total equity

Leverage ratio (target definition) (total equity adjusted to total assets adjusted)	Leverage ratio (total equity to total assets)
          For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-17, S-18 and S-19 of our 2008 Annual Report on Form 20-F, “Other Information” of our Interim Report as of September 30, 2009, page 46 of Exhibit 99.3 hereto, pages 4 and 16 of Exhibit 99.5 hereto and the following paragraph.
          A leverage ratio is calculated by dividing total assets by total equity. We disclose an adjusted leverage ratio, which is calculated using our target definition, for which we adjust (i) total assets under IFRS to reflect netting provisions applicable under US GAAP but not under IFRS, to obtain total assets adjusted (pro forma US GAAP), and (ii) total equity under IFRS to reflect fair value gains and losses on all own debt (post-tax), to obtain total equity adjusted. These adjustments are intended to produce an adjusted leverage ratio that is more comparable to those of certain of our competitors, which use US GAAP and designate all their own debt at fair value.

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: February 4, 2010

	By:	/s/ Martin Edelmann
	Name:	Martin Edelmann
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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